Confidential treatment has been requested by OPKO Health, Inc. pursuant to 17 C.F.R. § 200.83 for certain portions of this letter. This letter omits confidential information (denoted with [***]) included in the unredacted version of the letter delivered to the Division of Corporation Finance.

August 17, 2018

Via: Email and Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OPKO Health, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-33528

Dear Sir/Madame:

On behalf of OPKO Health, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated August 3, 2018, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 1, 2018 (File No. 001-33528) (the “Annual Report”).

Because of the confidential nature of information contained herein, this response letter includes a request for confidential treatment for selected portions of this letter, as indicated by [***], in accordance with the Freedom of Information Act, 5 U.S.C. § 552, as amended (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act in connection with the confidential treatment request, pursuant to 17 C.F.R. § 200.83 (“Rule 83”). A complete version of this response letter has been separately furnished to the Commission. Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

For your convenience, we have set forth the text of the Staff’s comments in bold, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

OPKO Health, Inc. | 4400 Biscayne Boulevard, Miami, FL 33137 | fax 305.575.4140 | www.opko.com

Securities and Exchange Commission

August 17, 2018

For the Years Ended December 31, 2017 and December 31, 2016

Revenues, page 61

1.	Regarding your disclosure of the decrease in revenue from services, please tell us the amount attributable to each of the following and its underlying cause:

•	decrease reimbursement at GeneDx division;

•	decreased volume at GeneDx;

•	overall decrease in reimbursement at BioReference;

•	the adjustments to estimated payment amounts from third party payors; and

•	claims of overpayment, separately including how much was a result of payor error.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the decrease in revenue from services for the year ended December 31, 2017, as compared to the year ended December 31, 2016, was due to several factors.

Overall revenue decreased within our genomics testing principally because payors have rapidly changed their requirements under their respective medical policies. These changes have caused [***], resulting in an overall reimbursement decrease in our genomics (GeneDx) revenues of $[***], which includes adjustments to estimated payment amounts from third party payors. Partially offsetting these reimbursement decreases, increased laboratory volumes had a positive effect in our genomics testing revenue of approximately $[***].

Within our clinical testing (BioReference), revenues were negatively affected by $[***] due to [***]. Revenues for clinical testing decreased approximately $[***] as a result of [***], and which includes adjustments to estimated payment amounts from third party payors. During late 2017, a single payor informed us it had overpaid us due to an error on its part resulting in a decrease of revenue by $[***].

Estimating payments from third party payors is a complex process that involves significant estimations, including the mix of testing ordered as well as the payors billed within the respective time period. The decrease in reimbursement and adjustments to estimated payment amounts from third party payors is an integrated process and not separately meaningful for our clinical and genomics testing business. As a result, the decrease in revenues due to reimbursement and adjustments to estimated payment amounts from third-party payors are essentially the same and presented above as a combined amount.

*****

Securities and Exchange Commission

August 17, 2018

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (305) 575-4138.

Sincerely,

/s/ Adam Logal
Adam Logal
Chief Financial Officer

KI/dmr